

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

Via Email
Mr. W. Major Chance
Chief Executive Officer
ActivCare at Bressi Ranch, LLC
9619 Chesapeake Drive
San Diego, CA 92123

> **Re: ActivCare at Bressi Ranch, LLC**
> **Offering Statement on Form 1-A**
> **Filed September 1, 2011**
> **File No. 024-10299**

Dear Mr. Chance:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your statement that "We expect that residents will pay our fees from their personal assets and retirement funds … which are generally subject to investment and economic risk." Advise us how the company evaluates the ability of your target demographic to make their required payments to the company for its planned services.

Part I

Item 5.

2.   Please revise to briefly indicate the exemption which will be relied upon by the company to issue securities to the limited partners of RAC Bressi and the members of Bressi Development.

Offering Circular

Cover page

3.   Please revise to briefly address in more detail the transfer restrictions on the Offered
        Units.

Who May Invest

4.   Please revise your disclosure to incorporate your response to prior comment 13 from our
        letter dated August 10, 2011. Additionally, expand the disclosure to address in more
        detail the conditions when the consent to transfer maybe withheld by the Income Property
        Group.

Description of Our Business, page 29

5.   We reissue prior comment 37. With a view to disclosure, please advise us how you
        estimated that the construction of your facility is approximately 70% complete.

6.   We note your response to prior comment 38 and request additional information. On page
        31 you state you "have projected that it will take between 18 and 24 months … to reach a
        stabilized occupancy rate, which, based on [y]our independent survey of local
        competitors, is approximately 91.25%." You later refer to a report prepared by
        "Valuation and Information Group, whose consent will be provided as an exhibit."
        Please provide us with a copy of this report and advise us whether the reference to "our
        independent survey" is to a separate analysis and, if so, briefly summarize the analysis.
        Also, please clarify the assumptions used by Valuation and Information Group in
        preparing its report, including any assumptions made about the rates charged, local
        economic conditions, and competition, and clarify management's current beliefs
        regarding those assumptions.

Analysis at Stabilization, page 34

7.   We note your statement that "Health Care Group does not believe that any of these
        facilities are directly comparable to our facility and has not based its estimates on a direct
        comparison to any of its managed facilities." We also note in your response to prior
        comment 41 you state that you have relied on Health Care Group's "general experience"
        "in order to make [your] best estimate of the expenses" due in part to a lack of
        comparability between the facilities currently operated under the ActivCare brand and
        yours. Please clarify how this general experience provides a basis for the projections
        contained in your document. Also, please advise us how the "lack of comparability" was
        factored into your projected occupancy levels and room and board rates, as well as the
        analysis conducted by Valuation and Information Group. Explain to us in detail why you
        believe that the projections provided, noted on pages 36 through 41, are appropriate in the

Offering Circular. Please note that you must provide a reasonable basis for the included projections. For guidance in responding please consider Item 10(b)(1) of Regulation S-K.

8.   Advise us why you continue to include the page 34 statement that your projections are "based on Health Care Group's historical experience in operating other ActivCare programs."

9.   Please clarify the degree to which the other ActivCare facilities are dissimilar to yours in terms of size, location, and demographics or any other relevant factor which may cause your business and results to be dissimilar to those previously achieved at other ActivCare facilities. In this regard your attention is directed to prior comment 41.

10.   Please revise your disclosure to address the sensitivity of your projections to meaningful changes in assumptions, such as a 10% decline in occupancy level, 10% decline in room and board rates, a 10% increase in operating expenses, and a 1% increase in interest rates. To assist investors in understanding your disclosure, please consider providing a table.

11.   We reissue prior comment 43. To the extent that including your projections is appropriate, it is unclear why you do not present the most directly comparable GAAP measures. Also, as "operating cash flow" is the metric being used to determine the funds distributable to your Class A Members, it appears that this metric, as defined, is more relevant. Please clarify why your projections use EBITDA instead of operating cash flow.

12.   We note that your marked copy of the Offering Circular contains tables on page 40 and 43 titled "ActivCare at Bressi Ranch – Intended Return of Capital from Financing Transactions" and "ActivCare at Bressi Ranch – No Return of Capital from Financing Transactions" while your unmarked copy of the Offering Circular does not contain the tables. Please revise or advise as appropriate.

13.   Please revise to provide the "Projected Operating Budget at Stabilization" table, on page 36, in an easier to view format. Also revise to provide the "ActivCare at Bressi Ranch – Intended Return of Capital from Financing Transactions" and "ActivCare at Bressi Ranch – No Return of Capital from Financing Transactions" tables in an easier to view format if you intended to include them in the Offering Circular.

Management, page 51

14.   Please advise us of the meaning and purpose of the page 54 statement that your "manager shall not have any liability whatsoever in respect of valuations provided to [it] by any reasonably qualified bank, dealer, broker or appraiser selected in good faith.

Interest of Management and Others in Certain Transactions and Other Conflicts of Interest, page 59

15.   We partially reissue prior comment 65. Please revise to indicate whether you believe the price paid for the land purchase approximated market rates.

Material Federal Income Tax Consequences, page 68

16.   In the draft opinion letter you provide counsel states it is "of the opinion that the descriptions of the law and the legal conclusions contained in the Offering Circular … are correct in all material respects." We note similar statements in your Offering Circular. Please revise your opinion, and/or the disclosure, as applicable, to opine on the material tax consequences to investors and not the manner in which they are described in the offering circular.

17.   Please revise your disclosure to provide an opinion covering each material tax consequence applicable to an investment in you. It is unclear, for example, why you are unable to conclude that you will be taxed as a partnership for income tax purposes.

Bressi Development LLC Financial Statements

Independent Auditors' Report, page F-9

18.   Please advise your independent accountant to revise their report to comply with the requirements of Article 2 of Regulation S-X in accordance with the guidance Part F/S of Regulation A.

Exhibits

Exhibit (10)(c)

19.   The consent provided by Valuation and Information Group indicates the conclusions reached in its reports "are subject to limiting conditions." With a view to disclosure, please advise us of these limiting conditions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Dave Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director